NOVA VISION ACQUISITION CORP.

Room 602, 6/F, 168 Queen’s Road Central

Central, Hong Kong

Via Edgar

July 2, 2021

Division of Corporation Finance

Office of Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Nova Vision Acquisition Corp. (the “Company”)

Registration Statement on Form S-1

Filed June 15, 2021

File No. 333-257124

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated June 25, 2021 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Redemptions rights, page 18

1.	We reissue comment 2. Please revise to state whether or not a shareholder must vote on the proposed business combination in order to have ordinary shares redeemed. We note, for example, the disclosure on page 40 that if a shareholder fails to vote for or against a proposed business combination, that shareholder would not be able to have ordinary shares so redeemed.

Response: The disclosure on page 40 of the Amended S-1 has been revised in accordance with the Staff’s comment.

Exhibit 4.4, page II-2

2.	Please revise Section 9.3 of the Warrant Agreement (consistent with your prospectus disclosure) to specify whether actions under the Securities Act and Exchange Act are covered by the exclusive forum provision. In the alternative, tell us how you will make future investors aware of the applicability of the provision to Securities Act and Exchange Act actions.

Response: Section 9.3 of the Warrant Agreement has been revised in accordance with the Staff’s comment.

Please reach Sally Yin, the Company’s outside counsel at 212-407-4224 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Eric Ping Hang Wong
Nova Vision Acquisition Corp.
Chief Executive Officer
Encl.